                                                 -------------------------------
                                                         OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:...........3235-0145
                                                 -------------------------------
                                                 Expires:        August 31, 1999
                                                 Estimated average burden
                                                 hours per response........14.90
                                                 -------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*
                                ----------------

                                Bell Sports Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    077903102
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                 August 17, 1998
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  / / Rule 13d-1(b)

  / / Rule 13d-1(c)

  /x/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

CUSIP No.  077903102              SCHEDULE 13G            Page  2  of  14  Pages

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CB Capital Investors, L.P.
           13-3986302

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
                                                                         (b) / /

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           California

                         5      SOLE VOTING POWER

      NUMBER OF                 0
 SHARES BENEFICIALLY
       OWNED BY          6      SHARED VOTING POWER
         EACH
      REPORTING                 Not applicable.
        PERSON
         WITH            7      SOLE DISPOSITIVE POWER

                                0

                         8      SHARED DISPOSITIVE POWER

                                Not applicable.

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                         / /

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%

    12     TYPE OF REPORTING PERSON*

           PN



                               Page 2 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102



Item 1.  (a)           Name of Issuer:
                       Bell Sports Corp.

         (b)           Address of Issuer's Principal Executive Offices:
                       10601 N. Hayden Road
                       Suite I-100
                       Scottsdale, Arizona  85260

Item 2.  (a)           Name of Person Filing:

                       CB Capital Investors, L.P. (as assignee of CB Capital Investors, Inc.) As part of an internal reorganization, all of the investment holdings of CB Capital Investors, Inc. were contributed to CB Capital Investors, L.P.

                       Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)           Address of Principal Business Office or, if none,
                       Residence:
                       380 Madison Avenue, 12th Floor
                       New York, New York  10017

         (c)           Citizenship:

                       Delaware

         (d)           Title of Class of Securities (of Issuer):

                       Common Stock

         (e)           CUSIP Number:
                       077903102

Item 3.

                   If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                       Not applicable.

Item 4.

                   Ownership

                  (a)  Amount Beneficially Owned:
                       0 (as of December 31, 1998)

                  (b)  Percent of Class:
                       0 (as of December 31, 1998)



                               Page 3 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102


                  (c)  Number of shares as to which such person has:
                       (i)    0
                       (ii)   Not applicable.
                       (iii)  0
                       (iv)   Not applicable.

Item 5.            Ownership of Five Percent or Less of a Class

                       On August 17, 1998, CB Capital Investors, L.P. sold 2,281,080 shares of the Issuer's Common Stock at a price per share of $10.25 and therefore no longer owns any of the Issuer' Common Stock.

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person
                       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                       Not applicable.

Item 8.            Identification and Classification of Members of the Group
                       Not applicable.

Item 9.            Notice of Dissolution of Group
                       Not applicable.

Item 10.           Certification
                       Not applicable.


                               Page 4 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999                CB CAPITAL INVESTORS, L.P.

                                        By: CB CAPITAL INVESTORS, INC.
                                            its General Partner

                                        By: /s/ Jeffrey C. Walker
                                            ---------------------
                                            Name: Jeffrey C. Walker
                                            Title:   Chief Executive Officer


                               Page 5 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102


                                  EXHIBIT 2(a)

         This statement is being filed by CB Capital Investors, L.P., a Delaware limited partnership ("CBCI, L.P."), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CBCI, L.P. is CB Capital Investors, Inc., a Delaware corporation ("CBCI"), whose principal business office is located at the same address as CBCI, L.P. CBCI is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation, which is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation, both of whose principal business offices are located at 270 Park Avenue, 5th Floor, New York, New York 10017. The limited partner of CBCI, L.P. is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CBCI, L.P.

         CBCI, L.P. and CBCI are engaged in the venture capital and leveraged buyout business. The directors of CBCI are Jeffrey C. Walker and Donald J. Hofmann. The executive officers of CBCI are Jeffrey C. Walker, Chief Executive Officer; Donald J. Hofmann, President; George E. Kelts, Vice President; Mitchell
J. Blutt, M.D., Secretary and Robert C. Carroll, Assistant Secretary. Each of the individual general partners of CCP are also officers of CBCI. The address for each of the directors and executive officers of CBCI, each of whom is a U.S. citizen, is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

         CCP is also engaged in the venture capital and leveraged buyout business. Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                           John R. Baron
                           Christopher C. Behrens
                           Mitchell J. Blutt, M.D.
                           Arnold L. Chavkin
                           I. Robert Greene
                           Michael R. Hannon
                           Donald J. Hofmann
                           Stephen P. Murray
                           John M. B. O'Connor
                           Brian J. Richmand
                           Jonas Steinman
                           Shahan D. Soghikian
                           Jeffrey C. Walker
                           Damion E. Wicker, M.D.

Mr. Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.


                               Page 6 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102


         Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partners of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

         Chase Bank is a New York corporation engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase Bank.

         Chase is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase.


                               Page 7 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102


                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

 Chairman & Chief Executive Officer                  William B. Harrison, Jr.*
 President                                           Jeffrey C. Walker**
 Executive Vice President                            Mitchell J. Blutt, M.D.**
 Vice President & Secretary                          Gregory Meridith*
 Vice President                                      George E. Kelts**
 Assistant Secretary                                 Robert C. Carroll*


                                    Directors

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**


----------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 8 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102



                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                               Executive Officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel

                                               Directors**

                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address

 Hans W. Becherer                       Chairman of the Board
                                        Chief Executive Officer
                                        Deere & Company
                                        8601 John Deere Road
                                        Moline, IL 61265

 Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, NY  10019

 Susan V. Berresford                    President
                                        The Ford Foundation
                                        320 East 43rd Street
                                        New York, NY  10017

 M. Anthony Burns                       Chairman, President and CEO
                                        Ryder System, Inc.
                                        3600 N.W. 82nd Avenue
                                        Miami, FL  33166

--------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                               Page 9 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102


                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address

 H. Laurance Fuller                     Chairman of the Board and
                                         Chief Executive Officer
                                        Amoco Corporation
                                        200 East Randolph Drive
                                        Chicago, IL  60601

 Melvin R. Goodes                       Chairman of the Board and
                                         Chief Executive Officer
                                        Warner-Lambert Company
                                        201 Tabor Road
                                        Morris Plains, NJ  07950

 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        8260 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, VA  22031

 George V. Grune                        Chairman of the Board and
                                         Chief Executive Officer
                                        The Reader's Digest Association, Inc.
                                        Chairman of the Board
                                        The DeWitt Wallace-Reader's Digest Fund
                                        Lila Wallace-Reader's Digest Fund
                                        Reader's Digest Road
                                        Pleasantville, NY  10570

 William B. Harrison, Jr.               Vice Chairman of the Board
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, NY  10017-2070

 Harold S. Hook                         Retired Chairman of the Board
                                        American General Corporation
                                        2929 Allen Parkway
                                        Houston, TX  77019

 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom
                                        919 Third Avenue - Room 29-72
                                        New York, NY  10022

 Thomas G. Labrecque                    President
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, NY  10017-2070

 Henry B. Schacht                       Retired Chairman of the Board and
                                         Chief Executive Officer
                                        Lucent Technologies, Inc.
                                        600 Mountain Avenue - Room 6A511
                                        Murray Hill, NJ  07974


                              Page 10 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102



                                        Principal Occupation or Employment;
 Name                                   Business or Residence Address

 Walter V. Shipley                      Chairman of the Board
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, NY  10017-2070

 Andrew C. Sigler                       Retired Chairman of the Board
                                         and Chief Executive Officer
                                        Champion International Corporation
                                        1 Champion Plaza
                                        Stamford, CT 06921

 John R. Stafford                       Chairman, President and Chief
                                         Executive Officer
                                        American Home Products Corporation
                                        Five Giralda Farms
                                        Madison, NJ  07940

 Marina v.N. Whitman                    Professor of Business Administration
                                         and Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI  48109-1220


                              Page 11 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102



                                                                      SCHEDULE C

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel

                                    Directors

                                         Principal Occupation or Employment;
 Name                                    Business or Residence Address

 Hans W. Becherer                        Chairman of the Board
                                         Chief Executive Officer
                                         Deere & Company
                                         8601 John Deere Road
                                         Moline, IL 61265

 Frank A. Bennack, Jr.                   President and Chief Executive Officer
                                         The Hearst Corporation
                                         959 Eighth Avenue
                                         New York, NY  10019

 Susan V. Berresford                     President
                                         The Ford Foundation
                                         320 East 43rd Street
                                         New York, NY  10017

 M. Anthony Burns                        Chairman, President and CEO
                                         Ryder System, Inc.
                                         3600 N.W. 82nd Avenue
                                         Miami, FL  33166

----------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.


                              Page 12 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102



                                         Principal Occupation or Employment;
 Name                                    Business or Residence Address

 H. Laurance Fuller                      Chairman of the Board and
                                          Chief Executive Officer
                                         Amoco Corporation
                                         200 East Randolph Drive
                                         Chicago, IL  60601

 Melvin R. Goodes                        Chairman of the Board and
                                          Chief Executive Officer
                                         Warner-Lambert Company
                                         201 Tabor Road
                                         Morris Plains, NJ  07950

 William H. Gray, III                    President and Chief Executive Officer
                                         The College Fund/UNCF
                                         8260 Willow Oaks Corporate Drive
                                         P.O. Box 10444
                                         Fairfax, VA  22031

 George V. Grune                         Chairman of the Board and
                                          Chief Executive Officer
                                         The Reader's Digest Association, Inc.
                                         Chairman of the Board
                                         The DeWitt Wallace-Reader's Digest Fund
                                         Lila Wallace-Reader's Digest Fund
                                         Reader's Digest Road
                                         Pleasantville, NY  10570

 William B. Harrison, Jr.                Vice Chairman of the Board
                                         The Chase Manhattan Corporation
                                         270 Park Avenue, 8th Floor
                                         New York, NY  10017-2070

 Harold S. Hook                          Retired Chairman of the Board
                                         American General Corporation
                                         2929 Allen Parkway
                                         Houston, TX  77019

 Helene L. Kaplan                        Of Counsel
                                         Skadden, Arps, Slate, Meagher & Flom
                                         919 Third Avenue - Room 29-72
                                         New York, NY  10022

 Thomas G. Labrecque                     President
                                         The Chase Manhattan Corporation
                                         270 Park Avenue, 8th Floor
                                         New York, NY  10017-2070

 Henry B. Schacht                        Retired Chairman of the Board and
                                          Chief Executive Officer
                                         Lucent Technologies, Inc.
                                         600 Mountain Avenue - Room 6A511
                                         Murray Hill, NJ  07974


                              Page 13 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102




                                         Principal Occupation or Employment;
                                         -----------------------------------
 Name                                    Business or Residence Address
 ----                                    -----------------------------

 Walter V. Shipley                       Chairman of the Board
                                         The Chase Manhattan Corporation
                                         270 Park Avenue, 8th Floor
                                         New York, NY  10017-2070

 Andrew C. Sigler                        Retired Chairman of the Board
                                          and Chief Executive Officer
                                         Champion International Corporation
                                         1 Champion Plaza
                                         Stamford, CT 06921

 John R. Stafford                        Chairman, President and Chief
                                          Executive Officer
                                         American Home Products Corporation
                                         Five Giralda Farms
                                         Madison, NJ  07940

 Marina v.N. Whitman                     Professor of Business Administration
                                          and Public Policy
                                         The University of Michigan
                                         School of Public Policy
                                         411 Lorch Hall, 611 Tappan Street
                                         Ann Arbor, MI  48109-1220



                              Page 14 of 14 Pages